SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                              AMERICAN DAIRY, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   025334 10 3
                                 (CUSIP Number)

                                 Tracy Yun Hung
                          Belmont Capital Group Limited
                           Suite A-C, 20/F Neich Tower
                               128 Gloucester Road
                               Wanchai, Hong Kong
                          Telephone: 011-852-2517-7833
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                              CUSIP No. 025334 10 3


-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Belmont Capital Group Limited
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO (consulting fees)
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     The People's Republic of China
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               806,072 shares of Common Stock
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             N/A
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     806,072 shares of Common Stock
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     N/A
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     806,072 shares of Common Stock, including warrants to purchase
     571,428 shares of Common Stock at $1.75 per share
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     5.9% of Common Stock (assumes exercise of warrants)
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
-------------------------------------------------------------------------------


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



ITEM 1. SECURITY AND ISSUER

      This amended statement relates to the Common Stock, $.001 par value (the "Common Stock"), and other securities of American Dairy, Inc. (the "Issuer"), a Utah corporation which has its principal executive offices at C-16 Shin Chen International Building, No. 10, Jiu-shen Road, Zho Yan Chu, Beijing, The People's Republic of China.

ITEM 2. IDENTITY AND BACKGROUND

      This statement relates to the securities of the Issuer that were previously acquired by Belmont Capital Group Limited ("Belmont") whose principal business is operating as a financial consultant to businesses in The People's Republic of China. The business address of Belmont is located at: Suite A-C, 20/F Neich Tower, 128 Gloucester Road, Wanchai, Hong Kong

      Belmont has not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

      Belmont is a corporation incorporated in Hong Kong, The People's Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Belmont previously acquired 301,318 shares of the Common Stock, $.001 par value, of the Issuer from May 2003 through August 2003 for consulting services. On August 28, 2003, Belmont acquired a warrant to purchase 571,428 shares of the Common Stock of the Issuer at an exercise price of $1.75 which expires on August 28, 2006, for consulting services.

ITEM 4. PURPOSE OF TRANSACTION

      The purpose of the acquisition of the securities of the Issuer by Belmont was primarily for investment purposes.

      (a) There are no tentative plans or proposals to acquire additional securities of the Issuer, or the disposition of securities of the Issuer; except that Belmont intends to sell shares of the Issuer from time to time in the ordinary course of its business.

      (b) There are no current plans or proposals regarding an extraordinary transaction, such as a merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

      (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

      (d) There are no plans to change the board of directors, or changing the total authorized number of directors on the Board of Directors, or any change of their term of office.

      (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

      (f) There are no current plans or proposals to make material changes in the Issuer's business or corporate structure.

      (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

      (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from Pacific Exchange.

      (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

      (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date hereof, Belmont is the direct owner of 288,644 shares of the Common Stock of the Issuer, and Belmont also owns warrants to purchase 571,428 shares of Common Stock at an exercise price of $1.75 per share for a term expiring on August 28, 2006. Assuming the exercise of such warrants by Belmont, Belmont would then own a total of 806,072 shares of Common Stock representing approximately 5.9% of the then issued and outstanding Common Stock of the Issuer.

      (b) Belmont has the sole power to vote and to dispose of the securities of the Issuer described herein.

      (c) No purchases or sales of the Common Stock of the Issuer have been made by Belmont during the preceding 60 days, except that Belmont has sold 53,336 shares of the Common Stock of American Dairy.

      (d) To the best of the knowledge of Belmont, no other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by it.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of the knowledge of Belmont concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by it.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      N/A


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 2005                                     Belmont Capital Group Limited

                                                By: /s/ Tracy Yun Hung
                                                    ---------------------------
                                                    Tracy Yun Hung
                                                    Executive Director



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